UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission file number: 001-34958

DUNXIN FINANCIAL HOLDINGS LIMITED

23rd Floor, Lian Fa International Building

No 128 Xu Dong Road, Wuchang District

Wuhan City, Hubei Province 430063

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Dunxin Financial Holdings Limited (the “Company”) is furnishing this current report on Form 6-K to report the dismissal of Marcum Bernstein & Pinchuk LLP (the “Former Auditors”) effective June 4, 2020 and that the Company has appointed Pan-China Singapore PAC (the “Successor Auditors”) as successor auditor of the Company effective June 4, 2020, and for the fiscal year ended December 31, 2020.

In connection therewith, the Company provides that:

1. the dismissal of the Former Auditors and the appointment of the Successor Auditors have been considered and approved by the Company's audit committee and board of directors;

2. the Former Auditors' reports on any of the Company's consolidated financial statements for the fiscal year ended December 31, 2018 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles;

3. during the Company's fiscal year ended December 31, 2018 and through the subsequent interim period on or prior to the dismissal of the Former Auditors: (a) there were no disagreements between the Company and the Former Auditors on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement in connection with its report; and (b) no reportable events as set forth in Item 16F(a)(1)(v)(A) through (D), and except for the material weaknesses in the Company’s internal control over financial reporting (the “Material Weaknesses”) as disclosed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2019. The Audit Committee and Board of Directors of the Company discussed the Material Weaknesses with MarcumBP. The Company has authorized MarcumBP to respond fully to the inquiries of the successor accountant of the Company concerning the Material Weaknesses. There is no disagreement with MarcumBP on the above matters.

The Company provided the Former Auditors with a copy of this Form 6-K and requested that the Former Auditors provide the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of the Former Auditors' letter is furnished as Exhibit 99.1 to this Form 6-K.

During the Company’s most recent two fiscal years and through the subsequent interim period on or prior to the appointment of the Successor Auditors, neither the Company nor anyone on its behalf has consulted with the Successor Auditors on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ending December 31, 2019 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 99.1 reference into its Form 20-F to the extent necessary to satisfy such reporting obligations

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EXHIBIT INDEX

Exhibit No.	Description of Document

99.1	Letter from Marcum Bernstein & Pinchuk LLP to Securities and Exchange Commission, dated June 4, 2020.

99.2	Press release dated June 5, 2020, Change of Auditors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dunxin Financial Holdings Limited

Date: June 5, 2020	By:	/s/ Ricky Qizhi Wei
	Name:	Ricky Qizhi Wei
	Title:	Chairman and Chief Executive Officer

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